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FORM 4                                                     OMB APPROVAL
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[ ] CHECK THIS BOX IF NO                            OMB Number:      3235-0287
    LONGER SUBJECT TO                               Expires: December 31, 2001
    SECTION 16. FORM 4                              Estimated average burden
    OR FORM 5 OBLIGATIONS                           hours per response.... 0.5
    MAY CONTINUE. SEE                               --------------------------
    INSTRUCTION 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
 MPAC Energy, LLC                              AROC Inc. (AROI)                                 to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director       X Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
 1100 Louisiana, Suite 3150                       Person, if an entity       June/2001          ----        title ---       below)
---------------------------------------------     (voluntary)             -------------------               below)
                 (Street)                                                 5. If Amendment,
 Houston, Texas 77002                                                        Date of Original
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                  X Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                    Form filed by More than One
                                                                                                 ---   Reporting Person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                             (Instr. 8)                                End of Month        Direct         Benefi-
                                (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                 Day/        ------------------------------------                          Indirect       Owner-
                                 Year)       Code    V     Amount  (A) or   Price                          (I)            ship
                                                                   (D)                                     (Instr. 4)     (Instr. 4)
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Common Stock                    04/30/01     J(1)        1,500,000  A     see note (2)    17,045,454        D
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(1) The securities were contributed by Bank of America, N.A. ("BOA") to the capital of MPAC in exchange for a membership interest in MPAC.

(2) MPAC issued BOA a membership interest in MPAC that was equivalent to BOA's pro-rata share of the value of all of Issuer's securities that have been contributed by all members to the capital of MPAC.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one person, see Instruction 4(b)(v).                                             SEC 1474 (3-99)


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
FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Series A Convertible
Preferred                    $0.13       04/30/01    J(1)       239,195        Immed.    --       Common  101,353,814  see note (10)
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Series A Convertible
Preferred                    $0.13       08/11/00    J(2)        46,414        Immed.    --       Common   19,666,949  see note (10)
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Series A Convertible
Preferred                    $0.13       08/11/00    J(3)        10,140        Immed.    --       Common    4,296,610  see note (10)
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Common Stock Warrant         $0.01       04/30/01    J(4)     4,468,581      12/31/00  04/30/07   Common    4,468,581  see note (10)
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Common Stock Warrant         $0.01       08/11/00    J(5)    20,933,594      12/31/00  04/30/07   Common   20,933,594  see note (10)
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Common Stock Warrant         $0.01       08/11/00    J(6)     6,977,865      12/31/00  04/30/07   Common    6,977,865  see note (10)
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Common Stock Warrant         $0.01       08/11/00    J(7)    11,629,774      12/31/00  04/30/07   Common   11,629,774  see note (10)
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Restricted Voting Stock    see note (9)  08/11/00    J(8)    10,000,000    see note 9  10/30/03   Common  5,000,000(9) see note (10)
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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  1,780,306                  D
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44,009,814                   D
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10,000,000                   D
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Explanation of Responses:

(1) The securities were contributed by BOA to the capital of MPAC in exchange for a membership interest in MPAC.

(2) The securities were contributed by Picosa Creek Limited Partnership to the capital of MPAC in exchange for a membership interest in MPAC.

(3) The securities were contributed by Shahara Oil, LLC to the capital of MPAC in exchange for a membership interest in MPAC.

(4) The securities were contributed by BOA to the capital of MPAC in exchange for a membership interest in MPAC.

(5) The securities were contributed by EnCap Equity 1996 Limited Partnership to the capital of MPAC in exchange for a membership interest in MPAC.

(6) The securities were contributed by Energy Capital Investment Company PLC to the capital of MPAC in exchange for a membership interest in MPAC.

(7) The securities were contributed by El Paso Capital Investments, L.L.C. to the capital of MPAC in exchange for a membership interest in MPAC.

(8) The securities were contributed by F. Fox Benton, Jr., Lizinka M. Benton, F. Fox Benton, III, and Lucia T. Benton to the capital of MPAC in exchange for a membership interest in MPAC.

(9) The securities automatically convert upon the occurrence of certain sustained production levels or reserve values, none of which have occurred, into a number of shares of Common Stock that varies depending on the levels and values attained. The minimum number of shares of Common Stock into which the securities may be converted is 5,000,000.

(10) MPAC issued the contributing party a membership interest in MPAC that was equivalent to such contributing party's pro-rata share of the value of all of Issuer's securities that have been contributed by all members to the capital of MPAC.

                                                                                       MPAC Energy, LLC

                                                                                       /s/ Robert L. Zorich            June 26, 2001
**Intentional misstatements or omissions of facts constitute Federal                   -----------------------------   -------------
  Criminal Violations.                                                                 Name: Robert L. Zorich            Date
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  President

Note: File three copies of this Form, one of which must be manually signed.                                                  Page 2
      If space is insufficient, see Instruction 6 for procedure.                                                     SEC 1474 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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